[Cleary Gottlieb Steen & Hamilton LLP Letterhead]
Writer’s Direct Dial: (212) 225-2588 E-Mail: eklingsberg@cgsh.com

October 15, 2014

VIA E-MAIL AND EDGAR

Perry J. Hindin

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Family Dollar Stores, Inc.

Schedule 14D-9 and Amendments No. 1 and 2

Filed September 17 and 26, 2014

File No. 005-14318

Dear Mr. Hindin:

On behalf of Family Dollar Stores, Inc. (the “Company” or “Family Dollar”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Schedule 14D-9 filed with the Commission on September 17, 2014, as amended by Amendments No. 1 and 2, dated September 17, 2014 and September 26, 2014, respectively (as so amended, the “Schedule 14D-9”), contained in your letter dated October 10, 2014 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Schedule 14D-9 (“Amendment No. 3”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 3 marked to show the changes made to the Schedule 14D-9 as filed on September 17, 2014.

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 2

Page numbers referenced in the responses refer to page numbers in Amendment No. 3.

1.	We note the response to prior comment 3 and we continue to object to your use of the term “misleadingly.” Please revise to remove such disclosure from the Schedule 14D-9.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 40 (in the third-to-last bullet) in response to this comment.

2.	We note the response to prior comment 5 and we are unable to agree that the response has provided support for the statement that the Offer may take a year or longer to close. Please revise to remove such disclosure from the Schedule 14D-9.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 41 (in heading #3 and the second bullet thereunder) in response to this comment.

3.	We note the response to prior comment 6 and we are unable to agree that the response has provided support for the statement that “…Dollar General refuses to make a commitment on divestitures that is consistent with Dollar General’s purported view on antitrust risk.” We again cite to the three bullet points in our prior comment 6 that indicate Dollar General has in fact made a commitment on divestitures. Please revise to remove such disclosure from the Schedule 14D-9.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 42 (in the fourth bullet under heading #5) in response to this comment.

4.	We note the response to prior comment 7 and we reissue the comment. Please revise to remove such statement from the Schedule 14D-9.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 42 (in the sixth bullet under heading #5) in response to this comment.

5.	We note the response to prior comment 8 and we are unable to agree that the response has provided support for the statement that “Dollar General intentionally delayed its antitrust approval process by unnecessarily waiting to file with the FTC…”. While you may include in your disclosure the facts provided in your response, we do not believe you have provided adequate support to state Dollar General’s state of mind on this matter. Please revise to remove the referenced statement from the Schedule 14D-9.

Response:

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 3

The Company respectfully advises the Staff that it has revised the disclosure on page 42 (in the fifth bullet under heading #5) in response to this comment.

6.	We note the response to prior comment 9 and we are unable to agree that the response has provided support for the referenced statement. Please make appropriate corrective disclosure.

Response:

In accordance with our discussion with you on October 14, 2014, we agree, on behalf of the Company, not to make any new statements articulated in the manner of the referenced statement.

*        *        *

U.S Securities and Exchange Commission

Attn: Perry J. Hindin, p. 4

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact Paul M. Tiger at 212-225-2495 or me at 212-225-2588.

Sincerely,

/s/ Ethan A. Klingsberg
Ethan A. Klingsberg

cc:	James C. Snyder, Jr., SVP and General Counsel, Family Dollar Stores, Inc.
Paul M. Tiger, Cleary Gottlieb Steen & Hamilton LLP